ATLAS SOUTH SEA PEARL LIMITED
A.B.N. 32 009 220 053

ANNUAL REPORT
2006

CORPORATE DIRECTORY

DIRECTORS

George Robert Warwick **SNOW**
B.Ec.

Joseph James Uel **TAYLOR**
B.Sc. (Biology), Ph.D.

Stephen John **ARROW**

Stephen Paul **BIRKBECK**

Ian MacKenzie **MURCHISON**
B. Comm., F.C.A., Dip. Naut. Sc.

COMPANY SECRETARY

Simon Charles Bunbury **ADAMS**
B.Bus, M.Acc, A.C.I.S.

REGISTERED OFFICE

43 York Street
Subiaco
Western Australia 6008

P.O. Box 8015
Subiaco East
Western Australia 6008

Telephone: +61(0)8 9380 9444
Facsimile: +61 (0)8 9380 9970

Website: http://www.atlassouthseapearl.com.au

E-mail: atlas@atlassouthseapearl.com.au

AUDITORS

BDO
Chartered Accountants and Advisers
256 St George's Terrace
Perth
Western Australia 6000

TAX ADVISERS

Ernst & Young
11 Mounts Bay Road
Perth
Western Australia 6000

BANKERS

Australia and New Zealand Banking Group Ltd
77 St Georges Terrace
Perth
Western Australia 6000

SHARE REGISTRY

Computershare (WA) Pty Ltd
Level 2,
45 St George's Terrace
Perth
Western Australia 6000

HOME EXCHANGE

Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
Perth
Western Australia 6000

ASX Trading Code: ATP

OVERSEAS EXCHANGE

The NASDAQ Stock Market
1735 K Street, NW
Washington DC 20006-1500
United States of America

NASDAQ Trading Code: APCFY

CHAIRMAN'S REPORT

Dear Shareholder,

The Calendar year 2006 saw continuing strong returns for the Company and I am pleased to advise that Atlas South Sea Pearl Limited has reported a profit for the twelve months to December 2006, after tax, of $3,235,566 which represents an increase of 57% from last year. This figure was achieved on revenue of $13,225,729 which in itself was an increase of 31% on the result achieved for 2005.

The Company's Balance Sheet and Cash Flow remains strong with no external borrowings in place.

The good results from the Company saw total dividends of three and a half cents (3.5 cents) per share, fully franked, being paid for the full 2006 year (2005 – 1 cent per share)

Production of pearls increased during 2006, compared to the prior year and pearl sales remain strong with early indications of increases in prices and reduction in the over supply that was evident in earlier years.

The adoption of a number of key strategic initiatives in 2004 and 2005 has placed the Company in a strong position for continuing years. These measures included:

- the diversification of production over a number of geographic centres;
- the specialisation of key activities at specific sites to reduce unit costs of production;
- the implementation of improved breeding and pearl growing techniques which has produced an improvement in pearl quality; and
- the development of a marketing team to increase return on investment in pearl production and pearl based by products.

2006 has seen continuing good operational results from both the main pearl farm in Aljui Bay, West Papua and from Bali with a total of 380,000 seeding operations being completed in the year.

For a number of years the Company has been committed to a research project with James Cook University of Townsville in determining genetic characteristics of our oysters and, although this work has some years to go still, we believe that it will give us substantially higher returns from improvements in pearl quality and more predictability in terms of oyster selection for seeding and harvesting.

The Company continues to be represented by the pearl marketing and trading company Pearlautore International (PAI) and in an increasingly competitive market, the performance of PAI was excellent in achieving good sales results for the whole range of the Company's pearls and achieving, in some categories, significant price increases.

The development of the Company's internal marketing continued during 2006 with the establishment of a retail jewellery business in Sanur, Bali in the ground floor of our operational Head Office. There has been development in the design and production of quality jewellery incorporating the Company's pearl products and together with the expansion in the sales of mother of pearl and associated pearl products. Recent appointments in this area has strengthened the operational performance.

The continuing good results achieved by the Company are principally due to the leadership of our management staff under managing director, Dr Joseph Taylor and senior managers, Mr Jan Jorgensen and Mr Mark Pieper. Other expatriate and Indonesian Managers have all contributed to the increasing fortunes of the Company as it expands in both the scale and diversification of its operations.

Together with my fellow Directors I would like to thank everyone for their strong support and enthusiasm and I am sure that our efforts will continue to deliver strong results for the benefit of shareholders, employees and all associated with the Company.

George Snow
CHAIRMAN

27th March 2007

The Directors present their report together with the financial statements of Atlas South Sea Pearl Limited ("the Company") and the consolidated accounts of the economic entity, being the Company and its controlled entities, for the year ended 31 December 2006 and the auditor's report thereon. In May 2006, the Company changed its name from Atlas Pacific Limited to Atlas South Sea Pearl Limited.

1 DIRECTORS

The following were directors of the company during the whole of the financial year and up to the date of this report:

GEORGE ROBERT WARWICK SNOW, B.Ec., F.A.I.C.D. (Age – 61)
CHAIRMAN OF THE BOARD (Audit Committee, Remuneration Committee)

Mr Snow is a graduate in economics from the Australian National University and has had extensive experience in property development, real estate management and mortgage finance. Mr Snow is the Managing Director of the Dampier Investment Group which is a substantial shareholder on the Company.

Director since 28 October 1997, appointed Chairman on 28 July 2004.
(Last re-elected as a director –30 May 2006)

Directorships of other listed companies held in the last three years:

* Biron Capital Limited – resigned 17 February 2005

STEPHEN JOHN ARROW (Age – 46)
NON EXECUTIVE DIRECTOR (Audit Committee)

Mr Arrow has been involved in the pearling industry in Western Australia and the Northern Territory since 1980 and is Managing Director and owner of Arrow Pearl Co Pty Ltd. Mr Arrow brings to the Board extensive pearling experience from many regions of the world as well as contacts within the industry.

Appointed Director on 29 June 1999.
(Last re-elected as a director – 5 May 2005)

Directorships of other listed companies held in the last three years:

* Nil

IAN McKENZIE MURCHISON B.Comm, F.C.A., Dip. Naut. Sc. (Age – 55)
INDEPENDENT NON EXECUTIVE DIRECTOR (Chair of Audit Committee, Remuneration Committee)

Mr Murchison has had over 27 years experience in finance and investment, and has been a Director of both listed and unlisted companies in Australia and overseas. Mr Murchison was an investment director and founding partner of the West Australian based private equity investment fund, Foundation Capital. Mr Murchison was a founding partner of the national chartered accounting firm of Sothertons.

Appointed Director on 28 July 2004.
(Last re-elected as a director – 5 May 2005)

Directorships of other listed companies held in the last three years:

* TFS Corporation Ltd – appointed 27 February 2006

STEPHEN PAUL BIRKBECK (Age – 46)
INDEPENDENT NON EXECUTIVE DIRECTOR (Audit Committee)

Mr Birkbeck was the founder and former CEO of Mt Romance, an Australian company that has become one of the largest producers of sandalwood oil in the world. Mr Birkbeck has extensive marketing expertise, especially in the luxury goods markets. He has been presented with a number of excellence awards in relation to the success of Mt Romance and brings this extensive business development skill to the Board.

Appointed Director on 15 April 2005.
(Last re-elected as a director – 30 May 2006)

Directorships of other listed companies held in the last three years:

* Nil

JOSEPH JAMES UEL TAYLOR, B.Sc. (Biology), Ph.D. (Age – 40)
MANAGING DIRECTOR

Dr Taylor is a marine biologist and aquaculturist whose PhD research specialised in the husbandry of *Pinctada maxima* pearl oysters. Since 1989, Dr Taylor has been involved in the management of aquaculture operations, mainly associated with South Sea pearl farming. He has acquired extensive knowledge about the biology of pearl oysters and has presented many research papers on this subject. Dr Taylor commenced employment with the Company in 1996 as the Project Manager and has overseen the development of the business to its current level of production.

Appointed Director on 13 September 2000 and as the Managing Director on 31 August 2001.
(The constitution does not require the Managing Director to retire by rotation)

Directorships of other listed companies held in the last three years:

* Nil

2 COMPANY SECRETARY

The Company Secretary of the Company at the end of and during the financial year was Mr Simon C B Adams. He has a broad range of corporate and accounting experience in the areas pearling, resources, engineering and property industries. Mr Adams has been with the company since 2000.

Company Secretary since 1 February 2001.

3 DIRECTORS' MEETINGS

The attendance at meetings of the Company's Directors including meetings of committees of Directors is shown below:

Director	Period	Directors' Meetings		Audit Committee Meetings	
		Held	Attended	Held	Attended
G.R.W. Snow	01/01/06 - 31/12/06	9	9	2	2
S.J. Arrow	01/01/06 - 31/12/06	9	9	2	2
I.M. Murchison	01/01/06 - 31/12/06	9	9	2	2
S.P. Birkbeck	01/01/06 – 31/12/06	9	8	2	2
J.J.U. Taylor	01/01/06 - 31/12/06	9	9	2	2

4 CORPORATE GOVERNANCE STATEMENT

The Company is committed to good corporate governance. Where possible, given the size and resources of the Company, the "Principles of Good Corporate Governance and Best Practice Recommendations" as set out by the Australian Stock Exchange Corporate Governance Council have been adopted. Where there is variation from these principals, an explanation is provided in this report. Where necessary, details of current policies and practices are provided.

4.1 Board of Directors

4.1.1 Roles and responsibilities of the Board

The Board of Directors is responsible for the corporate governance of the economic entity including its strategic direction, establishing management goals and monitoring the achievement of these objectives. The Board of Directors is responsible for reviewing and ratifying control systems relating to risk management, internal control and legal compliance. The roles and responsibilities of directors are established in the Company's code of conduct for directors.

4.1.2 Independent professional advice and access to company information

Each director has the right to access all relevant Company information and to the Company's executives and, subject to prior consultation with the Chairman, may seek independent advice at the entity's expense.

4.1.3 Composition of the Board

The names of the directors of the Company in office at the date of this report are set out on page 3 & 4 of this report.

In accordance with the definitions of an independent director as set out in Principle 2.1 of the ASX Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations", Mr Murchison and Mr Birkbeck are independent directors. The Board is therefore not made up of a majority of directors who are independent. However, the directors believe that they can, and do, act independently making judgements that are in the best interest of the Company on all relevant issues.

The Board believes that its members represent a good balance of skills, knowledge and experience that are necessary to understand and manage the challenges faced in the pearling industry. It also believes that the size of the Board reflects the appropriate allocation of the Company's resources and allows for effective decision making by its members.

4.1.4 Role of the Chairman

Mr Snow is a substantial shareholder owning 16.48% of the issued shares of the Company and therefore is not considered to meet the definition of an independent director. Mr Snow and his fellow directors believe that he does act independently and in the best interests of the Company and all of its shareholders when dealing with issues that fall within the scope of the role of the Chairman.

4.2 Nomination Committee

The Board has not established a nomination committee as there are insufficient directors on the Board for the functions of such a committee to operate effectively as a sub-committee. A formal performance review of the board and its members has not been undertaken in the last financial year. Careful consideration is given to the appointment of the Company's new directors to ensure that the Board is well served by their experience and skills. The Board remains open to appointing additional directors who may add value to the skill and knowledge base of the Board.

Directors are appointed for a fixed term with their positions made vacant in accordance with the Company's constitution. Reappointment of a Director at the time of their retirement is not automatic but they may renominate for their positions on the Board subject to the constitution and they are re-elected by the members at the Company's annual general meeting.

4.3 Remuneration Committee

The remuneration committee reviews and makes recommendations to the board on remuneration packages and policies applicable to senior executives and directors of the company and its subsidiaries. This includes the setting of incentive performance packages and share allocations under the Employee Share Plan.

The members of the remuneration committee during the year were Mr G Snow and Mr I Murchison. The managing director is invited to the remuneration committee meetings as required but does not attend the meetings that involve matters that pertain to him.

4.4 Audit Committee

The audit committee is made up of the four (4) non-executive Directors, two of whom are not independent. The chair of the audit committee is Mr I Murchison, an independent director who is not the Chairman of the Board. Mr Murchison is a qualified accountant and has extensive financial experience. The other members of the audit committee have a good understanding of business and are financially literate. The size and makeup of the current Board does not allow for there to be a majority of independent members on the audit committee

The Chief Executive Officer and the Chief Financial Officer declare in writing to the Board that the financial records of the company have been properly maintained, comply with accounting standards and present a true and fair view of the company's financial position.

4.5 Risk Management

The Company addresses risk management through its ongoing review and prioritisation of operation activities and corporate compliance. The Board is made aware of issues that, in the opinion of management, require resources or actions to deal with the matter. This includes all aspects of the business including the financial, operational and compliance risks, both financial and non-financial.

The Managing Director and the Chief Financial Officer have declared in writing to the Board that the risk management and associated compliance and controls have been assessed and found to be operating effectively.

4.6 Ethical Standards

4.6.1 Code of conduct

There is no formal code of conduct in place for directors and senior executive officers. However, the Board and management do adhere to best practice principals which include the following:

(i) conflict of interest – managing situations where the interest of a private individual interferes or appears to interfere with the interests of the Company;
(ii) corporate opportunity – preventing directors and key executives from taking advantage of property, information or position, or opportunities arising from these, for personal gain;
(iii) confidentiality – restricting the use of non-public information except where disclosure is authorised or legally mandated;
(iv) fair dealing – by all employees with customers, suppliers, competitors and employees of the Company;
(v) protection and proper use of assets of the Company – ensuring the protection of and efficient use of assets for legitimate business purposes;
(vi) compliance with laws and regulations – active promotion of compliance.

4.6.2 Trading in Company securities

The Company has a share trading policy. Directors and employees (and their associates) are permitted to own shares in the Company but they are restricted to the trading of the Company's shares or other securities within a "window" period being between 24 hours and 30 days following the release of any announcement to the Australian Stock Exchange. Directors must advise the Company of any trading of its securities within five (5) days of any such transaction.

4.6.3 Continuous disclosure

The Company does not have a written policy on disclosure requirements but it is compliant with the continuous disclosure rules of the Australian Stock Exchange which ensures that:

(i) all investors have equal and timely access to material information concerning the Company, including its financial situation, performance, ownership and governance; and
(ii) Company announcements are factual and presented in a clear and balanced way.

4.6.4 Shareholder Relations

The Board aims to ensure that all shareholders are kept informed of the Company's performance. Information is regularly communicated to shareholders through:

(i) Distribution of the annual report to all shareholders (other than those who elect not to receive it);
(ii) Distribution of shareholder updates which provide additional operational, corporate and financial information relevant for that period;
(iii) The annual general meeting and other meetings where shareholders have the opportunity to approve various Board actions;
(iv) Company announcements, shareholder or stock broker briefings and press releases which are posted to the Company's web site; and
(v) Direct shareholder liaison by authorised executives.

The Company's auditor is required to attend all annual general meetings to address shareholders' inquiries regarding the scope and conduct of the audit.

4.6.5 Stakeholders' interests

The Company does not have a code of conduct to deal with the legal and other obligations to stakeholders as set down in the ASX Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations".

Senior executives are required to identify strategic stakeholders and maintain close contact with these parties at all times. Such stakeholders include employees, local communities within which the pearl farming activities are operated, critical equipment and service suppliers, product distributors and local and regional government authorities.

Employees have the right, and are encouraged to alert management and the Board in good faith to potential misconduct without fear of retribution. Where necessary, such reports must be recorded and investigated in full.

5 REMUNERATION REPORT (Audited)

The information contained in section 5.1 to 5.4 of this report includes remuneration disclosures that are required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited. The disclosures under section 5.5 are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

5 REMUNERATION REPORT (Audited) (Cont)

5.1 Principals used to determine the nature and amount of remuneration

The objectives of the Company's remuneration framework is to ensure that reward for performance is competitive and appropriate for the results delivered and recognises the environment within which its executives operate. Remuneration of senior executives is set with the objectives of:

(i) retaining and motivating key staff;
(ii) attracting quality management skills to the organisation; and
(iii) alignment of executive reward with the achievement of strategic objectives and the creation of value for shareholders.

5.1.1 Remuneration structure of Non-Executive Directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees are reviewed annually by the Board. Consideration is given to the remuneration of comparable companies when setting fee levels.

The Non Executive Directors' aggregate annual remuneration may not exceed $250,000. In the year ending 2006, the total non-executive directors' fees including retirement benefit contributions were $214,548.

5.1.2 Remuneration Structure of Executives

Employment contracts are in place between the company (or its subsidiaries) and all key management personnel. Under these contracts, key management personnel are paid a base salary (which may be provided in the form of cash or non-financial benefits) in accordance with their skills and experience as well as entitlements including superannuation and accrued annual leave and long service leave in the event of termination.

Employee salaries are reviewed annually and are adjusted to take into consideration the individuals' responsibilities and skills compared to others within the Company and the industry.

There were no short or medium term cash incentives provided to any executives of the company during the last financial year. Short or medium cash incentives are not incorporated into any executives salary packages at the time of this report.

An Employee Share Plan (ESP) provides some senior executives with incentive over and above their base salary (refer 5.3 below). The allocation of shares under the Employee Share Plan (ESP) is not subject to performance conditions of the company. The reasons for establishing the ESP were:

- To aligning the interests of senior management with shareholders. The ESP provides employees with incentive to strive for long term profitability which is in line with shareholder objectives; and
- To provide an incentive for employees to extend their employment terms with the company. Pearl farming is a long term business and the experience of long serving senior employees is an important factor in the long term success of the Company.

Many of the factors attributable to the short term success or failure of the pearling business such as exchange rate fluctuations, environmental factors eg: climate, and socio-political conditions, are outside the control of management and as a result, the board does not believe that the remuneration should be benchmarked against the short term performance of the company. By providing long term incentive for senior employees to benefit from improved performance of the company is viewed by the Board as the best form of incentive outside for employees other than appropriate salary payments.

5.2 Details of Directors' and Key Management Personnel remuneration

Details of the nature and amount of each element of the remuneration of each director of the Company and its economic entities and each of the key management personnel of the Company and its economic entities are:

Name		Cash salary & fees	Short term benefits		Total cash salary, fees and short term benefits	Post-employment benefits	Share based payments compensation	Total
			Short term incentive cash bonus	Non-cash monetary benefit		Super-annuation benefit		
		$	$	$	$	$	$	$
Directors (Non-Executive)								
G.R.W. Snow	2006	76,667	-	-	76,667	6,900	-	83,567
	2005	60,000	-	-	60,000	5,400	-	65,400
I.M. Murchison	2006	43,500	-	-	43,500	3,915	-	47,415
	2005	36,000	-	-	36,000	3,240	-	39,240
S.J. Arrow	2006	38,333	-	-	38,333	3,450	-	41,783
	2005	30,000	-	-	30,000	2,700	-	32,700
S.P. Birkbeck [1]	2006	38,333	-	-	38,333	3,450	-	41,783
	2005	21,250	-	-	21,250	1,913	-	23,163
(Executive)								
J.J.U. Taylor [2,3,5]	2006	246,483	-	29,231	275,714	4,500	4,861	285,075
	2005	225,443	-	28,114	253,557	4,075	-	257,632

The remuneration of directors of the Company and of the consolidated entity are the same with the exception of Dr J Taylor whose remuneration is split as follows:

J.J.U Taylor								
Consolidated	2006	246,483	-	29,231	275,714	4,500	4,861	285,075
	2005	225,443	-	28,114	253,557	4,075	-	257,632
Company	2006	50,000	-	-	50,000	4,500	-	54,500
	2005	50,000	-	-	50,000	4,075	-	54,075

Name		Cash Salary & Fees	Short term benefits		Total cash salary, fees and short term benefits	Post-employment benefits	Share Based Payments Compensation	Total
			Short term incentive cash bonus	Non-cash monetary benefit		Super-annuation benefit		
		$	$	$	$	$	$	$
Key Management Personnel								
Consolidated								
S.C.B. Adams [4,5]	2006	117,000	-	-	117,000	10,530	1,944	129,474
	2005	110,000	-	-	110,000	9,900	-	119,900
J.S. Jorgensen [2,3,5]	2006	191,763	-	1,250	193,013	-	3,160	196,173
	2005	183,775	-	-	183,775	-	-	183,775
J. Knauer [2,3,5,6]	2006	99,472	-	-	99,472	-	-	99,472
	2005	129,837	-	-	129,837	-	-	129,837
Company								
S.C.B. Adams [4,5]	2006	117,000	-	-	117,000	10,530	1,944	129,474
	2005	110,000	-	-	110,000	9,900	-	119,900

Notes:
1. Mr Birkbeck was appointed to the Board on 15 April 2005.
2. Dr J Taylor and Mr J Jorgensen are Directors of the Company's Indonesian subsidiary, P.T. Cendana Indopearls.
3. Dr J Taylor and Mr J Jorgensen are key management personnel of the economic entity with the titles of Managing Director and Production Manager respectively.
4. Mr S Adams is the Company Secretary and General Manager (Corporate & Finance) of the economic entity.
5. It is the opinion of the Board that the only officers of the Company who meet the definition of key management personnel as set out by the Corporations Act 2001 or the Australian Accounting Standards are the Company Secretary, the Production Manager and the Technical Manager.
6. Mr Knauer resigned from the company and ceased employment in October 2006.

5.3 Share based payments compensation

Ordinary shares have been issued to key management personnel of Atlas South Sea Pearl Ltd under and Employee Share Plan (ESP) that was approved by shareholders at the company's annual general meeting in May 2006. These shares have been issued to employees under the following terms:

5.3.1.1 Shares were issued at a price of 29 cents each on 30 May 2006 when the market price was 31 cents per share;

5.3 Remuneration by way of Equity Instruments (Cont)

5.3.1.2 Entitlement to 50% of the beneficial interest on the shares will vest to employees after they have completed two (2) years of employment with the company from the date of issue of the shares (30 May 2006) and entitlement to the remaining 50% of the beneficial interest in the shares will vest to employees after they have completed three (3) years of employment with the company from the date of issue of the shares.

5.3.1.3 Shares issued under the ESP have been paid for by employees who have been provided with an interest free, non-recourse loan by the Company. This loan is to be repaid from the proceeds of dividends paid in relation to these shares.

5.3.1.4 The details relating to the allocation of shares to executive directors and key management personnel under the ESP are as follows:

Name	Date of Issue	No. of Shares Issued	Shares Vested in the year	Shares Forfeited in the year	Financial Year in which shares may vest	Nature of shares	Minimum value of grant yet to be vested [(2)]	Maximum value of grant yet to be vested [(3)]	Remuneration consisting of Shares [(4)]
Joseph Taylor (Managing Director)	30 May 2006	1,000,000	0%	0%	2008 – 50% 2009 – 50%	Ordinary Shares	$-	$20,000	1.7%
Jan Jorgensen (Pearl Production Manager)	30 May 2006	650,000	0%	0%	2008 – 50% 2009 – 50%	Ordinary Shares	$-	$13,000	1.6%
Jens Knauer (Technical Manager) [(1)]	30 May 2006	650,000	0%	100%	N/A	Ordinary Shares	$-	$-	-
Simon Adams (General Manager / Company secretary)	30 May 2006	400,000	0%	0%	2008 – 50% 2009 – 50%	Ordinary Shares	$-	$8,000	1.5%

Notes –

1. Mr Jens Knauer resigned from employment in October 2006 and the shares that were allocated to him have been forfeited as he did not attain the minimum employment term of two (2) years from the date of issue.
2. The minimum benefit is based on the fact that the vesting criteria for the shares on issue have not yet been met.
3. The maximum value is based on the value that is associated with the discount to the market price at the time that the shares were issued.
4. Based on the cost allocated to the share based remuneration for the current year.

5.4 Service Agreements

Details of key management personnel contracts are set out below:

5.4.1 Dr J Taylor (Managing Director)

- Employed under a fixed term contract which expires on 31 December 2009.
- Employment agreement specifies the duties and responsibilities of his role.
- Base salary including superannuation and various non-financial allowances relating to living in Indonesia of $280,214 for the last financial year, reviewed annually.
- Not entitled to any special termination payments under this contract.
- The current contract for the Managing Director does not provide for incentive payments in the form of cash or options linked to performance targets.

5.4.2 Mr Jan Jorgensen (Pearl Production Manager)

- Contract terminates on retirement.
- Base salary including various non-financial allowances relating to living in Indonesia of $193,013 for the last financial year, reviewed annually.
- Not entitled to any special termination payments under this contract.

5.4.3 Mr Simon Adams (General Manager and Company Secretary)

- Contract terminates on retirement.
- Base salary inclusive of superannuation for the last financial year of $127,530, reviewed annually.
- Not entitled to any special termination payments under this contract.

5.5 Additional Information

5.5.1 Loans to Directors and Executives

Details relating to the loans to directors and key management personnel including amounts, interest rates and repayment terms are set out in note 26 to the financial statements.

5.5.2 Options

There were no options issued to directors or key management personnel in the last financial year.

6 PRINCIPAL ACTIVITIES AND REVIEW OF OPERATIONS

6.1 Principal Activities

The principal activity of the Company is the operation of a pearl production business in Indonesia.

The economic entity's objectives are to:

- Expand pearl production over the next three years;
- Improve returns by increasing value added operations.

6.2 Review of Operations and significant changes in the state of affairs

6.2.1 Year in Perspective

The close of 2006 has seen the fortune of Atlas South Sea Pearl Limited significantly enhanced. The Company's growth in profitability was built on the now strong foundation of a highly innovative and diversified enterprise. 2006 saw further consolidation of the business and the development of a number of exciting new initiatives in research, marketing and pearl production.

6.2.2 Shareholder Returns

	2006	2005	2004	2003 [1]
Net profit/(loss) after tax	$3,235,566	$2,060,587	($594,274)	$1,244,733
Basic EPS	$0.037	$0.024	($0.007)	$0.014
Dividends paid	$3,152,786	$878,103	$Nil	$878,103
Dividends (per share)	$0.035	$0.010	$Nil	$0.010

1. The results for 2003 are calculated in accordance with previous Australian GAAP and may not be directly comparable with subsequent years

All dividends paid by the company to date have been fully franked. Returns were adversely affected in 2004 by poor pearl production and pearl quality resulting from adverse climatic conditions and abnormal mortality levels of unseeded oysters in 2001/02.

6.2.3 Financial Position

The net assets of the company have increased from $17.633M as at 31 December 2005 to $18.199M as at 31 December 2006. Movements in the assets and liabilities of the economic entity are summarised below:

- An increase in cash reserves from $1.475M to $2.632M has resulted from a higher pearl sales revenue that was collected in the 2006 financial year;
- Receivables have decreased in 2006 compared with the prior year due to sales being spread more evenly in the current year, whereas there were some large sales in November and December of 2005 which were not settled until early 2006;
- The amount of hedging of foreign currency has decreased in 2006 and hence the decrease in the Financial assets and Financial liabilities;
- Biological assets (oysters) have increased as a result of a larger number of animals being is stock (refer note 10). The unit cost of oysters has decreased in 2006 compared to 2005;

The economic entity's working capital (being current assets less current liabilities) remains strong. The company carries no external debt from third parties.

6.2.4 Operating Results

The economic entity has recorded an after tax profit for the year ended 31 December 2006 of $3,235,566. This represents a 57% improvement in the 2005 after tax profit result of $2,060,587.

The major factor which has lead to this improvement in the profit result is the increase in operating revenue from $9,870,000 in 2005 to $12,701,000 in 2006, an increase of 29%. Pearl sales revenue has increased from $9,056,000 in 2005 to $12,003,000 in 2006 as a result of an increase in the number of pearls produced and sold during 2006 compared with 2005. In addition to this, $598,000 (2005 - $473,000) was earned through the sale of pearls and pearl jewellery, mother of pearl jewellery and home wares, raw MOP shell and pearl oyster sea food products.

On the back of growing revenue and a strong balance sheet, the Company paid two fully franked dividends of 1.5 cents and 2.0 cents per share in June and December 2006, respectively.

6.2.5 Pearl Oyster Production Results

During 2006 the combined efforts at the pearl farms in West Papua and Bali saw the company seed 380,000 oysters. The majority of the oysters that were seeded were first time operated animals, however the company has increased the number of oysters that it has re-seeded on a highly selective basis.

Hatchery production and grow-out in North Bali was extremely successful and the Company ended 2006 with a surplus of oysters which places it in a strong position for future expansion.

Oyster spawning and grow-out was undertaken at the joint operation in Lombok and whilst the overall result in terms of survival at that location was not as good as Bali the unit cost of production was very low. More importantly, the Lombok hatchery has proven to be an extremely valuable source for settled spat and several successful transfers of larvae were completed between the Lombok and Bali sites during 2006.

The transfer of oysters from our main grow-out site in North Bali to the main pearl production site at Alyui Bay, West Papua continued through out 2006. Oyster losses from transfer remain low and the relocation to the specialist pearl production facility at Alyui Bay remains cost effective.

6.2.6 Bali Project

The Company continues to test the sites of Nusa Lembongan and Karang Asem in East Bali. Nusa Lembongan is now a specialised seeding location while Kareng Asem is proving to be suitable for the on-growing the pearls. In North Bali we have expanded the sea leases to now include a site that is dedicated to pearl farming as distinct from the grow-out of juvenile oysters. Through-out Bali, almost 100,000 seeded oysters were maintained during 2006. Our first small harvest in North Bali yielded pearls of very pleasing colour, shape and lustre.

6.2.7 Lombok Project

The Lombok site has proven to be an excellent breeding centre with the hatchery producing a large number of young oysters or spat. The current grow-out site is some what limited and results in terms of survival of oysters once they are transferred from the hatchery to the ocean have been disappointing. In collaboration with our joint operation partners, we will be seeking alternative areas to conduct grow-out in Lombok. The major success of the project has been the transfer of larvae and spat in large numbers to our North Bali grow-out site. This has improved the overall available oyster stocks at very low cost.

6.2.8 Alyui Bay Pearling Centre

The Alyui Bay seeding technicians again maintained an operations target in excess of 300,000 oysters. Results in terms of nuclei retention and post operation survival were all above average during 2006 and the overall number of harvested pearls (239,000) was a new record.

Through-out the year 99% of the pearls harvested have been white in colour. The pearls have also had exceptionally clear complexion. Management is now focusing its attention on improving the percentage of pearls that have a round shape to further lift the value of the crop.

6.2.9 Environment

Atlas has taken an active role in environmental stewardship in a number of regions of Indonesia. The Company has supported a number of unique and exciting initiatives aimed to help improve environmental awareness and assist in repairing environmental degradation. The Company again supported the Biorock workshop, a now annual event that culminates in the launching of artificial reef structures designed to both protect and improve coral growth. We have also fostered relations with key international environmental agencies including The Nature Conservancy, Conservation International and World Wide Fund for Nature. Representatives of all three agencies have visited our pearl farms sites in Alyui Bay and have endorsed the activities of the pearl farms as being environmentally sustainable.

A major recycling programme was initiated during 2006 at the company's North Bali operations. To ensure strong support and participation from our workforce, half of all the money raised through recycling is going directly into a worker controlled provident fund.

The company is compliant with all environmental regulations in Australia and Indonesia.

6.2.10 Community Relations

Our commitment to local communities remains a cornerstone of the Company's corporate philosophy. In Bali we are now supporting 16 underprivileged children in order that they can attend school. Likewise in West Papua, we continue to provide scholarships to talented local young people to attend tertiary education. These scholarship programmes will continue to expand. Atlas has provided key funding and resources to repair schools in both Bali and West Papua.

West Papua is considered an area of extreme risk in terms of the spread of HIV. During 2006, Atlas sponsored the largest HIV screening and education programme ever conducted in the province with the support of AusAid (Australian Aid Agency) and the regional medical authorities. The HIV awareness programme will continue as an ongoing community initiative that is supported by the company.

In addition to the above, Atlas continues to seek ways of providing alternative employment and support for cottage industry of the most disadvantaged people within the community. We have developed a system of "piece work" for the repair of certain farm equipment (nets etc). This work is undertaken from home and is offered to the many widows, particularly on Bali's north coast, who would otherwise find earning an income difficult due to social circumstances.

6.2.11 Socio-Political and Security Situation

The year 2006 has been relatively calm throughout Indonesia and there has been a tangible improvement in business confidence. The Company continues to maintain a high level of vigilance in terms of its protection of staff and assets and is looking forward to seeing further improvements in the working environment in Indonesia in 2007.

6.2.12 Personnel

In 2006, Jan Jorgensen relocated from the Alyui bay project to Bali in line with the increased activities on the island and the commencement of commercial scale pearl production in Bali. Mark Pieper joined the group at the same time becoming the new Alyui Bay Project Manager. He brings many years of pearl farm management experience in Indonesia. Dr Jens Knauer left the group after seven years of committed service. Allison Burton who was previously located at Alyui Bay has been moved to North Bali, filling the role vacated by Dr Knauer. Kevin Smith and Simon Mammino were recruited in 2006 to ensure the management team at Alyui is well placed to continue the high standards expected of it.

The numbers of local staff have increased since 2005 and the Company continues to endeavour to recruit local staff into senior and middle management positions within the company. Many of the staff who have been promoted have been employed for a long period of time and they have gathered an extensive knowledge of the company's business practices. Staff numbers at the end of the year were as follows:

	2006	2005	2004
Expatriate - Indonesia	8	7	6
Indonesian nationals - permanent	403	335	332
Indonesian nationals – part time	51	128	100
Australia	3	5	5

6.2.13 Marketing

Pearlautore International continues to provide an excellent service in the sale of the Company's pearls. Two record sales of Atlas pearls were brokered by Pearlautore during 2006 and all budget expectations in terms of sales of loose wholesale pearls were met.

The retail sale of pearls and jewellery boosted revenue during 2006 with the opening in May of our Nusa Lembongan Pearl Discovery Centre and the launching of our Sanur showroom in November. Retail sales during 2006 totalled $380,000. Whilst this is modest, the programme is now gathering momentum and we expect to improve this result significantly in 2007. Retail operations are part of the company's overall strategy of value adding to the raw materials that are produced on the pearl farms.

The sale of by-products such as fresh and dried sea food and MOP shell continued during 2006 with revenue totalling $262,000 (2005 - $285,000).

6.2.14 Research and Development

The research collaboration with James Cook University entered a new phase in 2006 with the commencement of the seeding programme. Well over 10,000 oysters are part of this ongoing programme aimed at improving pearl quality through selective breeding. Additional research projects with both Indonesian and Australian students are assessing other biotechnical and husbandry issues that could further improve pearl quality whilst our own independent research into factors such as the control of pearl shape continue.

6.2.15 Share Buyback

During the year, the Company embarked on a share buyback. As at 31 December 2006, a total of 646,974 shares valued at $211,830 had been bought back.

6.2.16 Conclusion

The Company has delivered significant growth and increased rewards to share holders during 2006. We are confident that further improvement will be realised in 2007 and are looking forward to an even brighter future.

7 DIVIDENDS

Dividends declared and paid by the Company during the financial year ended 31 December 2006 were:

	Dividend per share	Total Amount Paid	Proportion of Franking Credit Per Share (1)	Date Paid
Interim 2006	1.50 cents	$1,359,155	100%	26 June 2006
Final 2006	2.00 cents	$1,793,631	100%	8 December 2006

(1) All dividends are franked at a tax rate of 30%.

8 MATTERS SUBSEQUENT TO BALANCE DATE

Subsequent to the balance date, 367,390 shares have been bought back by the company for consideration of $155,947. The share buyback remains in place and the company may acquire a further 3,376,148 shares under this arrangement.

The remuneration committee has agreed to issue a further 1,200,000 shares to senior executives under the existing employee share plan. 300,000 will be issued to the managing director, subject to shareholder approval at the annual general meeting. These shares will be allocated from the remaining 1,850,000 that are unissued under the Employee Share Plan that was approved by shareholders in May 2006.

The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and NASDAQ Stock Exchanges and through regular newsletters.

9 LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

The company will continue to look at expansion opportunities for its pearling operations in Indonesia and other parts of SE Asia. The strategy of geographical diversification has proven effective to date in ensuring that environmental variances with specific regions do not adversely effect its pearling operations. The company is looking to further diversify its geographical and socio-economic risk by investigation the opportunities available for pearl farming in neighbouring countries such as Malaysia.

There is a continued commitment to enhance the quality of the pearls that are produced by the company. The Company believes that the market for pearl products will remain strong for good quality product. Competition remains strong for smaller, poor quality pearls and significant research and development funding is being invested to ensure that future production is focused on premium production.

The number of pearls produced is directly influenced by the quantity of oysters that are seeded. Pearls are harvested approximately 24 months after the oyster is seeded and sales of these pearls are expected within 12 months of being harvested. The table below shows the number of oysters that have been seeded in the last four years and the corresponding revenue and profit for these periods.

	2006	2005	2004	2003 (1)	2002 (1)
Oysters nucleated	380,011	337,739	366,388	225,816	203,625
Total pearl sales revenue	$12,003,511	$9,094,562	$5,209,154	$8,803,892	$10,581,317
Net Profit/(loss) after tax	$3,235,566	$2,060,587	($594,274)	$1,244,733	$3,499,017

(1) The financial results for 2002 and 2003 are prepared in accordance with Australian GAAP. The results from 2004 onwards are prepared in accordance with Australian IFRS.

Pearl sales are generally denominated in Japanese Yen. The Australian Dollar has remained strong against the Japanese Yen and other currencies during 2006. This has given the company strong buying power in terms of its operating expenses in Indonesia. The Company undertakes foreign exchange hedging within approved policy limits to manage exchange rate fluctuations where it is possible.

The company will also continue to develop its own pearl jewellery marketing and distribution capabilities as a means of value adding to its core product. The objective of developing a brand awareness for Atlas south sea pearl ® goods is important for the company's future development. This will be done without jeopardising the existing distribution arrangements that are in place for the bulk of the company's pearls which are marketed to the wholesale market.

10 DIRECTORS' INTERESTS

The relevant interest of each current Director in the share capital of the Company, as notified by the Directors to the Australian Stock Exchange in accordance with S205G (1) of the Corporations Law 2001, at the date of this report is as follows:

	Ordinary Shares	
	Direct	Indirect
G.R.W. Snow	-	14,384,556
S.J. Arrow	-	1,952,934
I.M. Murchison	-	690,000
S.P. Birkbeck	-	790,000
J.J.U. Taylor [(1)]	20,000	1,000,000

1. The 1,000,000 shares held indirectly by Dr J Taylor are held in trust under the rules of the Employee Share Plan. The ownership of these shares does not vest to Dr Taylor until certain employment conditions are met (Refer Note 24).

The economic entity had no options granted over unissued shares during or since the end of the financial year.

11 INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

11.1 Indemnification

The Company has agreed to indemnify the following current directors of the Company; Mr G Snow, Mr S Arrow, Mr I Murchison, Mr S Birkbeck and Dr J Taylor, and the following former directors; Mr L Petersen, Prof A. Kerr, Mr RP Poernomo and Mr W James, against all liabilities to another person (other than the Company or a related body corporate) that may arise from their position as directors of the Company, except where the liability arises out of conduct which involves negligence, default, breach of duty or a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

11.2 Insurance Premiums

Since the end of the previous financial year the Company has paid insurance premiums of $22,579 (2005 - $20,733) in respect of directors' and officers' liability and legal expenses insurance contracts, for current and former Directors and Officers.

12 PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party. The Company has not been a party to any proceedings during the year.

13 NON-AUDIT SERVICES

The Board of Directors, in accordance with advice from the audit committee, is satisfied that the provision of non-audit services during the year is compatible with general standards of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed below did not compromise the external auditor's independence. The nature of the service provided do not compromise the general principles relating to auditor independence because they relate to compliance issues associated with the filing of the company's annual report in America which is an extension of the audit undertaken for this report and the tax advice relates to organisational restructuring which did not proceed.

The following fees for non-audit services were paid/payable to the external auditors during the years ended 31 December:

	Consolidated	
	2006	2005
BDO	$	$
Review of reports relating to compliance with US regulations for listing of ADR's on NASDAQ	11,167	8,085
Tax audit advice in Indonesia	-	10,876
Other Tax advice	7,460	3,888
	18,627	22,849

The auditor's independence declaration on page 20 forms part of the Directors' report for the year ended 31 December 2006.

Signed in accordance with a
resolution of the Directors

G.R.W. Snow
Chairman
28th March 2007

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307 OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF ATLAS SOUTH SEA PEARL LIMITED

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2006

	Note	CONSOLIDATED		THE COMPANY	
		2006	2005	2006	2005
		$	$	$	$
Revenue	2	12,701,369	9,870,740	11,960,449	9,221,610
Other income	2	524,360	6,116	156,929	32,242
Total revenue		**13,225,729**	**9,876,856**	**12,117,378**	**9,253,852**
Cost of goods sold		(5,019,759)	(4,275,378)	(6,236,615)	(4,844,054)
Marketing expenses		(1,287,345)	(870,543)	(1,242,803)	(870,543)
Administration expenses	3	(2,333,568)	(1,730,268)	(1,305,873)	(1,147,620)
Research and development		(50,000)	(87,500)	(50,000)	(87,500)
Other expenses	3	(366,736)	(557,041)	(296,383)	(333,108)
Total expenses		**(9,057,408)**	**(7,520,730)**	**(9,131,674)**	**(7,282,825)**
Profit/(Loss) before related income tax expense		**4,168,321**	**2,356,126**	**2,985,704**	**1,971,027**
Income tax (expense)/benefit	4	(932,755)	(295,539)	(896,488)	(604,807)
Profit/(Loss) after income tax attributable to members of the parent entity		**3,235,566**	**2,060,587**	**2,089,216**	**1,366,220**

	Note	2006	2005
Overall operations			
Basic earnings per share **(cents)**	5	3.64	2.35
Diluted earnings per share **(cents)**	5	3.64	2.35

The accompanying notes form part of these financial statements.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
BALANCE SHEET
AS AT 31 DECEMBER 2006

		CONSOLIDATED		THE COMPANY	
		2006	2005	2006	2005
	Note	$	$	$	$
Current assets					
Cash and cash equivalents	6	2,631,979	1,475,480	2,187,944	1,280,339
Trade and other receivables	7	2,923,298	4,301,651	16,611,614	18,803,241
Financial assets	8	3,037,797	5,631,149	-	4,066,985
Inventories	9	1,734,412	1,262,890	1,763,603	899,792
Biological assets	10	3,866,868	4,176,109	-	-
Total current assets		14,194,354	16,847,279	20,563,161	25,050,357
Non-current assets					
Inventories	9	85,343	114,630	-	-
Biological assets	10	5,572,596	5,175,725	-	-
Other financial assets	11	-	-	8,508	-
Property, plant and equipment	12	2,586,711	2,123,684	30,228	24,438
Deferred Tax Assets	15	82,661	249,050	124,623	223,525
Total non-current assets		8,327,311	7,663,089	163,359	247,963
Total assets		22,521,665	24,510,368	20,726,520	25,298,320
Current liabilities					
Trade and other payables	13	554,909	749,586	364,764	318,846
Borrowings	14	-	79,428	-	79,428
Financial instruments	8	3,030,967	5,675,533	-	4,075,533
Current tax liabilities	15	687,630	203,120	371,167	203,120
Total current liabilities		4,273,506	6,707,667	735,931	4,676,927
Non-current liabilities					
Deferred tax liabilities	15	507	4,132	507	4,132
Long term provisions	16	48,654	164,928	21,654	7,385
Total non-current liabilities		49,161	169,060	22,161	11,517
Total liabilities		4,322,667	6,876,727	758,092	4,688,444
Net assets		18,198,998	17,633,641	19,968,428	20,609,876
Equity					
Issued capital	17	19,260,762	18,849,092	19,260,762	18,849,092
Reserves	18	(4,488,142)	(4,559,049)	10,452	-
Retained profits	19	3,426,378	3,343,598	697,214	1,760,784
Total equity		18,198,998	17,633,641	19,968,428	20,609,876

The accompanying notes form part of these financial statements.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2006

		CONSOLIDATED		THE COMPANY	
		2006	2005	2006	2005
	Note	$	$	$	$
Total equity at the beginning of the year		17,633,641	16,029,948	20,609,876	19,831,848
Adjustment on Adoption of AASB 132 and AASB 139, net of tax:					
Retained Profits		-	289,911	-	289,911
Exchange differences on translation of foreign operations	18	60,455	118,528	-	-
Prior year expenses brought to account in current period		-	12,770	-	-
Net income recognised directly in equity		60,455	421,209	-	289,911
Profit/(Loss) for the year	19	3,235,566	2,060,587	2,089,216	1,366,220
Total recognised income and expenditure for the year		3,296,021	2,481,796	2,089,216	1,656,131
Shares issued during the year	17	812,000	-	812,000	-
Shares forfeited/cancelled during the year	17	(400,330)	-	(400,330)	-
Share based payments	18	10,452	-	10,452	-
Dividend Payment	20	(3,152,786)	(878,103)	(3,152,786)	(878,103)
Total Movement in Equity		565,357	1,603,693	(641,448)	778,028
Total equity at the end of the year		18,198,998	17,633,641	19,968,428	20,609,876

The accompanying notes form part of these financial statements.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2006

	CONSOLIDATED		THE COMPANY	
	2006	2005	2006	2005
	$	$	$	$
Cash flows from operating activities				
Proceeds from pearl, jewellery and oyster sales	14,106,844	7,206,358	13,676,137	6,528,608
Proceeds from other operating activities	368,964	78,799	9,340	72,237
Interest paid	(3,585)	(4,032)	(3,585)	(4,032)
Interest and bill discounts received	113,625	88,731	103,558	79,232
Payments to suppliers	(8,814,906)	(7,191,567)	(3,076,068)	(2,341,950)
Income tax paid/(received)	(271,411)	(368,980)	(633,164)	(119,350)
Net cash provided by/(used in) operating activities (Note 25.2)	5,499,531	(190,691)	10,076,218	4,214,745
Cash flows from investing activities				
Advances to controlled entities	-	-	(5,779,504)	(4,790,585)
Payments for property, plant and equipment	(997,731)	(832,582)	(20,314)	(4,294)
Proceeds on disposal of fixed assets	4,109	78,994	-	-
Net cash provided by/(used in) investing activities	(993,622)	(753,588)	(5,799,818)	(4,794,879)
Cash flows from financing activities				
Proceeds from Borrowings	-	99,285	-	99,285
Repayment of Borrowings	(79,428)	(19,857)	(79,428)	(19,857)
Proceeds from Issue of Shares	623,500	-	623,500	-
Loan to Employees to purchase shares	(623,500)	-	(623,500)	-
Repayment of Loan to Employees	75,250	-	75,250	-
Payments for Purchase of Company Shares	(211,831)	-	(211,831)	-
Dividend Payment	(3,152,786)	(878,103)	(3,152,786)	(878,103)
Net cash provided by/(used in) financing activities	(3,368,795)	(798,675)	(3,368,795)	(798,675)
Net increase/(decrease) in cash held	1,137,114	(1,742,954)	907,605	(1,378,809)
Cash at the beginning of the financial year	1,475,480	3,208,996	1,280,339	2,659,148
Effects of exchange rate changes on the balances of cash held in foreign currencies	19,385	9,438	-	-
Cash and term deposits at the end of the financial year (Note 25.1)	2,631,979	1,475,480	2,187,944	1,280,339

The accompanying notes form part of these financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

1.1 Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS) and other authoritive pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Atlas South Sea Pearl Ltd and its controlled entities, and Atlas South Sea Pearl Ltd as an individual parent entity. Atlas South Sea Pearl Ltd is a listed public company, incorporated and domiciled in Australia.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

During the 2006 financial year, the company changed its name from Atlas Pacific Limited to Atlas South Sea Pearl Limited.

1.2 Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards, which includes AIFRS, and the *Corporations Act 2001*. Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

1.3 Principles of consolidation

A controlled entity is any entity that Atlas South Sea Pearl Ltd has the power to control the financial and operating policies so as to obtain benefits from its activities.

A list of controlled entities is contained in note 30 to the financial statements. All controlled entities have a December financial year end.

The financial statements of the economic entity comprise consolidated accounts of Atlas South Sea Pearl Limited and all controlled entities within the meaning of the Corporations Act. All intercompany balances and unrealised profits resulting from intra-group transactions have been eliminated.

Where a controlled entity is acquired during a year, its results are included only from the date of acquisition. Where there is loss of control of a controlled entity during a year, its results are included only for that period of the year during which the parent entity had control.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

1.4 Income tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted at the balance date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefit brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

1.5 Inventories

(a) Pearls - quantity of pearls as harvested and processed are valued at the lower of cost or net market value. The cost of production includes direct materials, labour and overheads that are attributable proportionately to the oyster or group of oysters from which a pearl or batch of pearls are harvested.

(b) Nuclei - quantities on hand at the year end are valued at cost.

(c) Oysters – refer note 1.6

1.6 Biological Assets

The economic entity has applied AASB141 *Agriculture*. The standard requires that all inventories, which are non-human, living assets, be treated separately from other inventory. Biological assets must be measured at net market value and the increment/(decrement) in net market values of the assets is to be recognised as revenue/(expense) in the statement of financial performance. The value of the Biological Assets is only recognised when it can be measured reliably.

Oysters are a living organism which meet the definition of a Biological asset. There is no market for oysters by which a reliable valuation comparison of this category of the asset can be made. Given the uncertainty and risk that exists in the process of producing a pearl and other risk factors specific to the operations of the economic entity, the Directors believe that the most appropriate market valuation for the oysters is their cost of production. Cost is the total direct hatchery and farm operations and includes the cost of materials labour and non-administrative overheads, oyster purchases and nuclei used in process of producing a pearl.

The details of the Biological assets that are held by the economic entity as at 31 December are provided at Note 10.

1.7 Property, Plant & Equipment

Each class of property, plant & equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Property

Freehold land and buildings are shown at their fair value (being the amount for which an asset could be exchanged between knowledgeable willing parties in an arms length transaction), based on periodic valuations by external independent valuers, less subsequent depreciation for buildings.

Leasehold property is shown at cost and amortised over the shorter of the term of the unexpired lease on the property or the estimated useful life of the improvements on the property.

Plant and Equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

The carrying value of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount of these assets which is assessed on the basis of the expected net cash flows that will be received from the assets employed and subsequent disposal.

The cost of fixed assets constructed within the economic entity includes the cost of materials and direct labour. Repairs and maintenance carried out on the assets are expensed unless there is a future economic benefit that will flow to the group which can be reliably measured, in which case the value of the asset is increased.

Depreciation

Depreciation on property, plant and equipment is calculated on a straight line basis so as to write off the cost or valuation of property, plant and equipment over their estimated useful lives commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	**Depreciation rate**	
	2006	**2005**
Leasehold land & buildings & improvements	5-10%	5-10%
Vessels	10%	10%
Plant & equipment	20-50%	20-50%

1.8 Financial Instruments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(a) Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management within the requirements of AASB139 *Recognition and Measurement of Financial Instruments*. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

(b) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Economic Entity provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the economic entity's management has the intention and ability to hold to maturity.

(d) Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

(e) Recognition

Purchases and sales of investments are recognised on trade-date, the date on which the economic entity commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the economic entity has transferred substantially all the risks and rewards of ownership.

(f) Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

(g) Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

Atlas South Sea Pearl Limited and its controlled entities designate derivatives as either;

(i) Hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or

(ii) Hedges of highly probable forecast transactions (cash flow hedges).

At the inception of the transaction the relationship between the hedging instruments and the hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions is documented. Assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be effective in offsetting changes in fair values or cash flows of hedged items, are also documented.

Fair value hedge – Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedge asset or liability that are attributable to the hedged risk.

Cash flow hedge – The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred to a hedge reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in the hedge reserve in equity are transferred to the income statement in the periods when the hedged item will affect profit and loss.

(h) Fair value

Valuation techniques are applied to determine the fair value of all unlisted securities, including arms length transactions, reference to similar instruments and option pricing models. Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determining the fair value for unlisted securities.

(i) Impairment

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the assets carrying value. Any excess of the assets carrying value over its recoverable amount is expensed to the income statement.

(j) Investment in subsidiaries

Investments in subsidiaries are recognised in the financial statements at the cost method less impairment losses as they are unquoted investments.

1.9 Foreign Currency Transactions and Balances

(a) Functional and presentation currency

Items included in the financial statements of each of the subsidiaries within the Economic Entity are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Australian dollars, which is Atlas South Sea Pearl Ltd's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of transaction. Foreign currency monetary items are translated at the year end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

(c) Group Companies

The results and financial position of all group entities (none of which has the currency of a hyperinflation economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates;
- and all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings are repaid, a proportional share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

1.10 Employee Benefits

Provision is made for the Economic Entity's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

The cost of providing defined benefits are determined using the projected unit credit method. Actuarial valuations are undertaken periodically to measure the liability to the economic entity of the defined benefits that are required to be met by law.

1.11 Provisions

Provisions for legal claims are recognised when the economic entity has a present legal or constructive obligation as a result of a past event; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

1.12 Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, high liquid investments with original maturity or three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and bank overdrafts.

1.13 Revenue recognition

(a) Sales Revenue comprises of revenue earned from the sale of products or services to entities outside the economic entity. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable.
(b) Interest Income is recognised as it accrues.
(c) Asset Sales Revenue comprises of the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

1.14 Leases

Lease payments for operating leases, where substantially all the risk and benefits remain with the lessor, are charged as expenses in the period in which they are incurred.

1.15 Earnings Per Share

(a) Basic earnings per share
Basic earnings per share is determined by dividing net profit after income tax attributable to members of the Company, excluding any costs of service equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(b) Diluted earnings per share
Diluted earnings per share adjusts the figure used in determination of basic earnings per share to take into account the after income tax effect of interest and other financial costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

1.16 Segment Reporting

Segment revenues and expenses are those directly attributable to the segment and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. Whilst most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income tax.

Inter-segment Transfers – Segment revenues, expenses and results include transfers between segments. These transfers are eliminated on consolidation.

1.17 Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

1.18 Critical accounting estimates and judgments

The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and the best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

Key estimates – Impairment

The group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

Key judgements – Doubtful debts provision

No provision has been recognised in respect of receivables owed to the economic entity for the year ended 31 December 2006.

	CONSOLIDATED		THE COMPANY	
	2006	2005	2006	2005
	$	$	$	$
2. REVENUE FROM ORDINARY ACTIVITIES				
Revenue from operating activities				
Sales revenue	12,546,772	9,648,366	11,861,343	9,057,254
Service income	44,519	72,237	-	72,237
Rental Income	-	48,073	-	-
Interest income	99,423	101,618	89,356	92,119
Other revenue	10,655	446	9,750	-
	12,701,369	9,870,740	11,960,449	9,221,610
Other income				
Net foreign exchange gain from operating activities	520,251	-	156,929	32,242
Gain on sale of non-current asset	4,109	6,116	-	-
	524,360	6,116	156,929	32,242
Total revenue	13,225,729	9,876,856	12,117,378	9,253,852

	CONSOLIDATED		THE COMPANY	
	2006	2005	2006	2005
3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE				
Costs which from part of Administration expenses				
Depreciation [(1)]	61,684	35,072	14,524	10,382
(Gain)/Loss on financial instruments	(48,309)	334,295	(5,275)	298,459
Share based payment to employees	10,451	-	1,944	-
Operating lease rental costs	66,957	39,915	19,123	18,442
Other expenses				
Net foreign exchange loss from non-operating activities	320,396	28,997	280,045	307,750
Tax Penalties	-	457,742	-	-
Provision for employee entitlements [(2)]	42,123	34,214	12,753	23,959
Interest expense	3,585	1,399	3,585	1,399
Write-back of inventory provision	-	(2,529)	-	-
Loss/(profit) on disposal of fixed assets	-	37,218	-	-
Other	632	-	-	-
	366,736	557,041	296,383	333,108

2. See note 12 for details of full depreciation expense.
3. See note 16 for details of full employee provision expense.

There are no significant revenue or expense items to report.

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	THE COMPANY 2006 $	THE COMPANY 2005 $
4. INCOME TAX				
a) The components of tax expense comprise:				
Current income tax	769,728	300,217	801,211	673,291
Deferred Tax	163,027	(4,678)	95,277	(68,484)
	932,755	295,539	896,488	604,807
b) The prima facie tax on profit from ordinary activities before income tax is reconciled to the income tax as follows:				
Accounting profit/(loss) before tax	4,168,321	2,356,126	2,985,704	1,971,027
Prima facie tax expense calculated at 30% on the profit from ordinary activities	1,250,497	706,838	895,711	591,308
Tax effect of permanent differences:				
Non deductible expenses	570	496	777	496
Tax losses not brought to account (Indonesia)	(403,161)	(220,477)	-	-
Over-provision of tax in prior period	-	(373,047)	-	-
Permanent Differences (Indonesia)	88,635	176,100	-	-
Current year losses not brought to account	-	162	-	-
Income tax under/(over) provided in prior years	(3,766)	5,467	-	13,003
Income tax attributable to operating result	932,775	295,539	896,488	604,807
Weighted average effective tax rates	22.38%	12.54%	30.02%	30.68%

The effective tax rate in 2005 and 2006 for the economic entity is reduced by the utilisation of losses not brought to account in Indonesia. The 2005 tax position is also effected by the reversal of an over accrual for tax in prior periods.

The tax losses in Indonesia are under dispute by the tax authorities in that jurisdiction but the Company believes that its case is strong for retaining the losses. In the event that these losses are rejected by the tax courts in Indonesia, relief would be sought from the Australian tax authorities under the double tax treaty between the two countries, to claim the losses arising from the disputed transactions.

4. INCOME TAX (Cont.)

	CONSOLIDATED		THE COMPANY	
	2006	2005	2006	2005
	$	$	$	$
c) Deferred income tax at 31 December relates to the following:				
Deferred tax liabilities				
Accrued interest	154	3,866	3,470	3,866
Prepayments	3,470	154	154	154
Deferred tax assets				
Difference in accounting and tax depreciation	(44,480)	6,604	946	1,546
Trade debtors	-	2,186	-	2,186
Accruals	262	1,931	262	1,931
Provisions	12,141	(38,198)	3,278	6,640
Unrealised foreign exchange losses	(88,700)	(89,538)	(109,110)	(193,124)
Revenue losses carried forward	-	114,555	-	114,554
Other	5,722	(6,238)	5,722	(6,237)
Deferred tax income/(expense)	(111,431)	(4,678)	(95,278)	(68,484)

For details of the franking account, refer to Note 20.

5. EARNINGS PER SHARE

	CONSOLIDATED	
	2006	2005
	$	$
Basic earnings per share (cents per share)	0.0364	0.0235
Diluted earnings per share (cents per share)	0.0364	0.0235

Earnings reconciliation

	CONSOLIDATED	
	2006	2005
	$	$
Net profit/(loss) used for basic earnings	3,235,566	2,060,587
After tax effect of dilutive securities	-	-
Diluted earnings	3,235,566	2,060,587
Weighted average number of ordinary shares outstanding during the year used for calculation of basic earnings per share	88,960,771	87,810,254
Weighted average number of potential ordinary shares outstanding during the year used for calculation of diluted earnings per share	88,960,771	87,810,254

Diluted earnings per share is calculated after taking into consideration all options and any other securities that were on issue that remain unconverted at 31 December as potential ordinary shares which may have a dilutive effect on the profit of the Consolidated group. There were no options or other equities on issue that would create a dilutive effect as at 31 December.

Ordinary shares issued to employees are included in the weighted average number of potential ordinary shares. They do not have a dilutive effect on earnings as they are already issued.

	CONSOLIDATED		THE COMPANY	
	2006	2005	2006	2005
	$	$	$	$
6. CASH AND CASH EQUIVALENTS				
Cash at bank	1,552,786	660,373	1,108,751	465,232
Deposits at Call	1,079,193	815,107	1,079,193	815,107
	2,631,979	1,475,480	2,187,944	1,280,339

The effective interest rate on short term bank deposits was 2.72% (2005 4.53%), these deposits have an average maturity of 30 days.

7. TRADE & OTHER RECEIVABLES

	2006	2005	2006	2005
CURRENT				
Trade receivables	1,852,234	3,717,225	1,758,646	3,694,183
Income tax receivable	32,683	53,301	-	-
Sundry debtors & prepayments	515,631	531,125	591,782	459,992
Loans to key management personnel	522,750	-	522,750	-
Amount receivable from subsidiaries	-	-	17,919,579	18,830,209
Provision for impairment of receivables from subsidiaries	-	-	(4,181,143)	(4,181,143)
	2,923,298	4,301,651	16,611,614	18,803,241

Details regarding the credit risk and effective interest rate of receivables are discussed in note 31.

Details regarding Loans to employees are set out in note 26.

8. FINANCIAL INSTRUMENTS – CURRENT

	2006	2005	2006	2005
Derivative financial assets	3,037,797	5,631,149	-	4,066,985
Derivative financial liabilities	(3,030,967)	(5,675,533)	-	(4,075,533)

Derivative financial assets and liabilities comprise forward foreign exchange contracts which are in place as cash flow hedges. Gains and losses arising from changes in fair value of foreign exchange contracts are recognised in the income statement in the period in which they arise. These financial instruments are classed as held for trading.

	CONSOLIDATED		THE COMPANY	
	2006	2005	2006	2005
	$	$	$	$
9. INVENTORIES				
CURRENT				
Pearls – at cost	1,434,492	1,156,004	1,692,234	899,792
Other – at cost	299,920	106,886	71,369	-
	1,734,412	1,262,890	1,763,603	899,792
NON CURRENT				
Nuclei – at cost	85,343	114,630	-	-
TOTAL INVENTORY	1,819 755	1,377,520	1,763,603	899,792

10. BIOLOGICAL ASSETS

CURRENT				
Oysters	3,866,868	4,176,109	-	-
NON CURRENT				
Oysters	5,572,596	5,175,725	-	-
Total Biological Assets	9,439,464	9,351,834	-	-

The details of the Biological Assets that are held by the economic entity as at year end are as follows:

Nature:- Oysters (*Pinctada Maxima*)

	2006 No.	2005 No.
Quantity held within the economic entities operations:-		
Juvenile oysters which are not nucleated	1,100,839	520,660
Nucleated oysters	658,161	605,760
Other oysters used for brood-stock, saibo tissue and research	6,525	2,050
	1,765,525	1,128,470
Quantity owned by the economic entity within joint operations:		
Juvenile oysters which are not nucleated		
Nucleated oysters	-	11,173
	-	11,173

It is the view of the Directors that there is no market for pearl oysters and therefore the most reliable basis for valuation is their cost. Therefore there is no incremental change in the net market value that needs to be accounted for as a gain or loss in the Income Statement.

The economic entity is exposed to financial risk in respect of its involvement in primary production which consists of the breeding and rearing of oysters for the purpose of producing pearls. The primary financial risk associated with this activity occurs due to the length of time between the expenditure of cash in relation to the operation of the farm and the harvesting of the pearls and realisation of cash receipts from the sales to third parties. The economic entity ensures that it maintains sufficient working capital to ensure that it can sustain its operation through any delays in cash flow that may be reasonably foreseen.

	CONSOLIDATED		THE COMPANY	
	2006	2005	2006	2005
	$	$	$	$
11. OTHER FINANCIAL ASSETS				
Shares in subsidiaries				
- unlisted shares (see Note 31)	-	-	2,758,511	2,750,004
Provision for impairment	-	-	(2,750,003)	(2,750,004)
	-	-	8,508	-

Shares in subsidiaries -
These financial assets are carried at cost.

12. PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	THE COMPANY 2006 $	THE COMPANY 2005 $
(a) Non-Pearling Assets				
Plant and equipment				
- at cost	91,860	71,546	91,860	71,546
- accumulated depreciation	(61,632)	(47,108)	(61,632)	(47,108)
	30,228	24,438	30,228	24,438
(b) Pearling project				
Land (leasehold and freehold) and buildings				
- at cost	1,276,882	1,200,261	-	-
- accumulated depreciation	(515,109)	(430,265)	-	-
	761,773	769,996	-	-
Plant and equipment, vessels, vehicles				
- at cost	4,243,578	4,900,172	-	-
- accumulated depreciation	(2,448,868)	(3,570,922)	-	-
	1,794,710	1,329,250	-	-
Total pearling project	2,556,483	2,099,246	-	-
Total property, plant and equipment	2,586,711	2,123,684	30,228	24,438

Included in Pearling project land (leasehold and freehold) and buildings is $99,267 (2005 - $155,080) which represents construction of buildings in progress at cost.

During the year, the economic entity acquired freehold land in North Bali at a cost of $20,415 with the intention of constructing land based infrastructure to support its pearl farming activities.

	CONSOLIDATED		THE COMPANY	
	2006	2005	2005	2005
	$	$	$	$
12. PROPERTY, PLANT AND EQUIPMENT (Cont)				
Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:				
(a) General				
Carrying amount at beginning of the year	24,438	30,525	24,438	30,525
Additions	20,314	4,294	20,314	4,294
Disposals	-	(398)	-	(398)
Depreciation	(14,524)	(9,983)	(14,524)	(9,983)
Carrying amount at end of the year	30,228	24,438	30,228	24,438
(b) Pearling project Leasehold land and buildings				
Carrying amount at beginning of the year	769,996	598,590	-	-
Additions	69,360	291,029	-	-
Disposals	(3,021)	(51,016)	-	-
Depreciation	(83,004)	(76,104)	-	-
Foreign exchange movement	8,442	7,497	-	-
Carrying amount at end of the year	761,773	769,996	-	-
(c) Plant and equipment, vessels, vehicles				
Carrying amount at beginning of the year	1,329,250	1,199,143	-	-
Additions	841,816	616,083	-	-
Disposals	(17,392)	(107,387)	-	-
Depreciation	(358,132)	(388,570)	-	-
Foreign exchange movement	(832)	9,981	-	-
Carrying amount at end of the year	1,794,710	1,329,250	-	-
Total Carrying amount	2,586,711	2,123,684	30,228	24,438

Depreciation of property, plant and equipment shown at Note 3 represents the proportion of the depreciation which is expensed directly as an administration cost. A reconciliation of the depreciation expense is shown below:

	2006	2005	2005	2005
Depreciation expensed in the current year	61,684	35,072	14,524	10,382
Depreciation capitalised to the cost of production	393,976	439,585	-	-
Total depreciation	455,660	474,657	14,524	10,382

	CONSOLIDATED		THE COMPANY	
	2006	2005	2005	2005
	$	$	$	$

13. TRADE AND OTHER PAYABLES

CURRENT				
Trade payables	246,311	68,491	233,587	48,773
Other payables and accrued expenses	308,598	681,095	131,177	270,073
	554,909	749,586	364,764	318,846

Information regarding the effective interest rate risk of current payables is set out in Note 31. Trade and other payables are non-interest bearing and are normally settled on a 30 day term.

14. BORROWINGS

CURRENT				
Unsecured Loan	-	79,428	-	79,428

Financing Arrangements –
As at 31 December 2006, the Company had in place a trade discounting facility with the ANZ Bank with a limit of $2,000,000. To date, this facility has not been utilised. This facility is secured by a registered first debenture charge over the assets of the Company.

Information regarding the effective interest rate risk of borrowings is set out in Note 31.

15. TAX

(a) **Liabilities**

CURRENT				
Income tax payable	687,630	203,120	371,167	203,120
NON-CURRENT				
Deferred tax liabilities comprise -				
Accrued interest income	507	3,978	507	3,866
Prepayments denominated in foreign currency	-	154	-	266
	507	4,132	507	4,132

(b) **Assets**

Deferred tax assets comprise -				
Tax allowances relating to property, plant & equipment	(26,871)	17,609	2,529	1,583
Accruals	12,660	12,398	12,660	12,398
Provisions	81,602	69,461	12,804	9,527
Unrealised foreign exchange losses	838	89,538	84,013	193,122
Other	14,432	60,044	12,617	6,895
	82,661	249,050	124,623	223,525

	CONSOLIDATED		THE COMPANY	
	2006	2005	2005	2005
	$	$	$	$
15. TAX (Cont)				
(c) **Reconciliations**				
The overall movement in deferred tax account is as follows:				
Opening balance	244,918	239,807	219,393	150,909
(Charge)/credit to income statement	(163,027)	4,678	(95,277)	68,484
Other movements	263	433	-	-
Closing balance	82,154	244,918	124,116	219,393

16. PROVISIONS

NON CURRENT				
Employee benefits	48,654	164,928	21,654	7,385
Number of full time employees	465	470	3	5

Employee benefits provisions have been recognised in relation to long service leave for Australian and Expatriate employees and retirement benefits for Indonesian national employees.

Reconciliation of provisions:				
Balance at beginning of year	164,928	35,000	7,385	35,000
Provision used	-	-	-	-
Unused provisions reversed	(157,543)	(27,615)	-	(27,615)
Provisions added	41,269	157,543	14,269	-
Closing balance	48,654	164,928	21,654	7,385

	CONSOLIDATED		CONSOLIDATED	
	2006	2005	2006	2005
	$	$	No. of shares	No. of shares
17. ISSUED CAPITAL				
Issued and paid-up capital	19,260,762	18,849,092	89,313,280	87,810,254
Reconciliation of Issued Capital -				
Balance at beginning of year	18,849,092	18,849,092	87,810,254	87,810,254
Shares issued [(1)]	812,000	-	2,800,000	-
Shares forfeiture [(1)]	(188,500)	-	(650,000)	-
Shares bought back and cancelled	(211,830)	-	(646,974)	-
Balance at end of year	19,260,762	18,849,092	89,313,280	87,810,254

(1) Refer Note 24 for details of shares issued to employees.

17. ISSUED CAPITAL (Cont)

(i) Rights

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders (where applicable) and creditors and are fully entitled to any proceeds of liquidation in proportion to the number of shares held

(ii) Share Buyback

In July 2006, the company commenced an on-market share buyback of up to 4,390,512 shares. Up until 31 December 2006, 646,974 shares had been bought for a total consideration of $211,830. The average price paid for these shares was 32.7 cents with the price ranging from 30 cents to 36.7 cents per share. All shares acquired under this buy-back are cancelled by the company.

The share buy-back remains in place as at the date of this report.

	CONSOLIDATED		THE COMPANY	
	2006	2005	2006	2005
	$	$	$	$
18. RESERVES				
Foreign Currency Translation Reserve	4,498,594	4,559,049	-	-
Employee Share Reserve	(10,452)	-	(10,452)	-
Total Reserves	4,488,142	4,559,049	(10,452)	-
Reconciliation of Foreign Currency Translation Reserve -				
Balance at beginning of year	4,559,049	4,677,577	-	-
Currency translation differences arising during the year	(60,455)	(118,528)	-	-
Balance at end of year	4,498,594	4,559,049	-	-

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries to the reporting currency.

Reconciliation of Employee Share Reserve -				
Balance at beginning of year	-	-	-	-
Movement in Employee Share reserve	(10,452)	-	(10,452)	-
Balance at end of year	(10,452)	-	(10,452)	-

The employee share reserve records the value of equity portion of remuneration paid to employees in the form of shares or other equity instruments.

19. RETAINED PROFITS

	CONSOLIDATED		THE COMPANY	
	2006	2005	2006	2005
	$	$	$	$
Reconciliation of retained earnings :				
Balance at beginning of year	3,343,598	1,858,433	1,760,784	982,756
Adjustment on adoption of AASB 132 and AASB 139, net of tax	-	289,911	-	289,911
Net profit attributable to members of the parent entity	3,235,566	2,060,587	2,089,216	1,366,220
Prior year adjustment	-	12,770	-	-
Dividends paid	(3,152,786)	(878,103)	(3,152,786)	(878,103)
Balance at end of year	3,426,378	3,343,598	697,214	1,760,784

20. DIVIDENDS

	CENTS PER SHARE	TOTAL AMOUNT $	% FRANKED	DATE PAID
Dividends recognised in the current year by the company are:				
2006				
Interim 2006	1.5	1,359,155	100%	26/06/06
Final 2006	2.0	1,793,631	100%	08/12/06
		3,152,786		
2005				
Final 2005	1.0	878,103	100%	29/12/05

Franked dividends declared or paid during the year were franked at the tax rate of 30%.

	CONSOLIDATED	
	2006	2005
	$	$
Dividend Franking Account		
Franking credits available to shareholders of the Company for subsequent financial years based on a tax rate of 30%.	1,821,610	2,315,731

The above amounts represent the balance of the franking account as at the end of the financial year for:

(i) Franking credits that will arise from the payment of the amount of the provision for income tax;
(ii) Franking credits that will arise from the payment of dividends recognised as a liability at the reporting date; and
(iii) Franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

21. OPTIONS

There were no options that were issued or exercised during the financial years relating to this report. There are no options on issue by the Company as at the date of this report or any time during the period covered under this report.

	CONSOLIDATED	
	2006 $	2005 $

22. COMMITMENTS

	2006 $	2005 $
Operating leases contracted for but not capitalised in the financial statements are:		
Less than one year	19,856	18,964
Longer than one year, but less than 5 years	64,148	9,911
	84,004	28,875

The Company has commitments in relation to the rental of its current office premises. The current lease expires in July 2007 but an option to lease the premises for a further three (3) years has been exercised. The lease agreement requires the rent to be increased by the greater of CPI or 3% per annum.

There are no capital commitments in place in relation to the acquisition of property, plant and equipment. Fixed assets are replaced in the normal course of business operations and the company does not anticipate any material capital outlay for such replacement costs in the coming year.

23. CONTINGENT LIABILITIES

There are no contingent liabilities that the Directors are aware of at the date of this report.

24. SHARE BASED PAYMENTS

In May 2006, ann employee share plan was established which entitles the Board of Directors to offer shares to key management personnel within the group. A total of 2,800,000 shares were issued to five (5) employees including the managing director at a price of 29 cents per share which was a two (2) cent discount to the market. An interest free, non-recourse loan was provided to the key management staff to pay for these shares. This loan will be repaid by the employees from the proceeds of dividends that they are entitled to from the ownership of the shares. 50% of the shares will vest to the employees after two (2) years employment from the time of issuing the shares and the remaining 50% will vest to the employees after they have completed three (3) years of employment from the time of issuing the shares. Employees are only entitled to the shares if the loan is repaid in full.

During the year, one of the key executives who was issued shares under this plan resigned from the company and the shares that were issued to him were forfeited. 2,150,000 shares remain on issue as at 31 December 2006 with debt of $548,250 outstanding to employees from the initial loan of $812,000 that was made when the shares were allocated to employees. The names of key management personnel with an outstanding loan to the company in excess of $100,000 are as follows:

Name	No. of shares allocated	Highest amount of indebtedness	Amount of loan repaid	Remaining indebtedness (31 Dec 2006)
J. Taylor	1,000,000	$290,000	($35,000)	$255,000
J. Jorgensen	650,000	$188,500	($22,750)	$165,750
S. Adams	400,000	$116,000	($14,000)	$102,000

24. SHARE BASED PAYMENTS (Cont)

Refer note 26 for details of equity held and loans outstanding to Key Management Personnel.
At the company's annual general meeting in May 2006, shareholders approved the allocation of a maximum of 4,000,000 shares to senior executives under the employee share plan within three years of the approval of the plan. The directors intend to issue more shares to senior executives under this plan in the future.

Included in administration expenses in the income statement is $10,451 (2005 - $nil), which relates, in full, to equity-settled share based payment transactions (Refer Note 3).

25. NOTES TO THE STATEMENT OF CASH FLOWS

25.1. RECONCILIATION OF CASH

For the purposes of the cash flow statement, cash includes cash on hand and in banks, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:-

	CONSOLIDATED		THE COMPANY	
	2006	2005	2006	2005
	$	$	$	$
Cash at bank (Note 6)	1,552,786	660,373	1,108,751	465,232
Deposits on call (Note 6)	1,079,193	815,107	1,079,193	815,107
Cash and cash equivalents	2,631,979	1,475,480	2,187,944	1,280,339

25.2. Reconciliation of net cash from operating activities to profit after income tax

	CONSOLIDATED 2006	CONSOLIDATED 2005	THE COMPANY 2006	THE COMPANY 2005
Profit after income tax	3,235,566	2,060,587	2,089,216	1,366,220
Inventories	(589,956)	(552,937)	(863,811)	363,982
Increase/(decrease) in interest accrual	11,568	(12,887)	11,568	(12,887)
Non cash changes in debtors, prepayments and creditors	2,379,577	(3,175,623)	1,840,436	(3,351,661)
Purchase of unprocessed pearls	(91,584)	-	6,598,548	4,714,268
Provision for depreciation	455,660	473,584	14,524	10,381
Provision for employee entitlements	66,971	127,328	37,434	(39,894)
Share Based Remuneration	10,451	-	1,944	-
(Profit)/loss on disposal of fixed assets	(1,088)	37,218	-	-
Increase/(decrease) in value of financial assets	(50,027)	44,384	(8,548)	8,548
Change in retained earnings – AASB139	-	289,910	-	289,910
Movement in foreign exchange	(576,010)	87,078	91,584	391,232
Increase/(decrease) in taxes payable	667,783	417,904	264,909	474,646
Foreign Exchange Differences	(19,380)	12,763	-	-
Net cash provided by/(used in) operating activities	5,499,531	(190,691)	10,076,218	4,214,745

As at the date of this report the Company has not entered into any non-cash financing or investing activities.

25. NOTES TO THE STATEMENT OF CASHFLOWS (Cont)

Credit facilities

As at 31 December 2006, the Company had in place a trade discounting facility with the ANZ Bank with a limit of $2,000,000. To date, this facility has not been utilised. This facility is secured by a registered first debenture charge over the assets of the Company.

26. KEY MANAGEMENT PERSONNEL DISCLOSURE

a. Directors

The following persons were directors of the company during the financial year:

Non-executive Directors:

Mr G.R.W Snow	Chairman
Mr S.J. Arrow	Director
Mr S.P. Birkbeck	Director
Mr I.M. Murchison	Director

Executive Director:

Mr J.J.U. Taylor.	Managing Director

b. Other key management personnel:

The following persons had authority and responsibility for planning, directing and controlling the activities of the economic entity, directly or indirectly, during the financial year:

Mr J.S. Jorgensen	Production Manager & Director, PT Cendana Indopearls
Mr S.C.B. Adams	Company Secretary and General Manager (Corporate)
Mr J. Knauer	Technical Manager, PT Cendana Indopearls (from 1-Jan-06 to 30-Sep-2007)

All of the above persons were key management personnel during the year ended 31 December 2005.

c. Key management personnel compensation -

	CONSOLIDATED		THE COMPANY	
	2006	2005	2006	2005
	$	$	$	$
Short-term employment benefits	882,032	824,419	363,833	307,250
Post-employment benefits	32,745	27,228	32,745	27,228
Share-based payments	9,965	-	1,944	-
	924,742	851,647	398,522	334,478

The company has transferred the detailed remuneration disclosures to the Directors' Report in accordance with the Corporations Amendment Regulations 2005 (No. 4). The relevant information can be found in section 5.2-5.3 of the Remuneration Report on pages 9 to 11.

d. Equity instrument disclosures relating to key management personnel

i. Options and rights granted as compensation

No options were issued to key management personnel as remuneration in 2006 or 2005.

26. KEY MANAGEMENT PERSONNEL DISCLOSURE (Cont)

ii. Option holdings

There were no options on issue to key management personnel during 2006 or 2005.

e. Loans to key management personnel

Details of loans made to directors of the company and other key management personnel of the economic entity, including their personally related parties, are set out below.

i. Aggregates for key management personnel

Group	Balance at the start of the year $	Loans provided during the year $	Interest paid and payable for the year $	Interest not charged $	Balance at the end of the year $	Highest indebtedness during the year $
2006	-	783,000	-	26,685	522,750	783,000
2005	-	-	-	-	-	-

ii. Individuals with loans above $100,000 during the financial year

2006 Name	Balance at the start of the year $	Loans provided during the year $	Interest paid and payable for the year $	Interest not charged $	Balance at the end of the year $	Highest indebtedness during the year $
J. Taylor	-	290,000	-	13,017	255,000	290,000
J. Jorgensen	-	188,500	-	8,461	165,750	188,500
S. Adams	-	116,000	-	5,207	102,000	116,000
J Knauer	-	188,500	-	-	-	188,500
	-	783,000	-	26,685	522,750	783,000

f. Shareholdings

The number of shares in the company held during the financial year by each director of the company and the other key management personnel of the economic entity, including their personally related parties, are set out below.

Details of shares that were granted as compensation during the reporting period are provided at note 24 and in the Remuneration Report contained at section 5 of the Directors' Report.

	Balance 1/1/06	Granted as compensation	Options Exercised	Other Changes *	Balance 31/12/06
Parent Entity Directors					
Mr S.J. Arrow	1,952,934	-	-	-	1,952,934
Mr S.P. Birkbeck	790,000	-	-	-	790,000
Mr I.M. Murchison	706,667	-	-	(16,667)	690,000
Mr G.R.W Snow	14,315,139	-	-	69,417	14,384,556
Mr J.J.U. Taylor	20,000	1,000,000	-	-	1,020,000
Other key management personnel					
Mr S.C.B. Adams	-	400,000	-	-	400,000
Mr J.S. Jorgensen	34,034	650,000	-	-	684,034
	17,818,774	2,050,000	-	52,750	19,921,524

* Other changes other refers to shares purchased or sold during the financial year

26. KEY MANAGEMENT PERSONNEL DISCLOSURE (Cont)

g. Related Party Transactions

i. Key management personnel

The Company has a consultancy agreement with Arrow Pearling Co Pty Ltd, a company of which Mr S Arrow is a director, under which staff of the economic entity have been trained as pearl operation technicians at the Indonesian pearl farm. During the year, $134,221 (2005 - $150,820) was payable to Arrow Pearling Co Pty Ltd as consulting fees. This agreement was entered into prior to Mr Arrow becoming a Director of the Company. It was entered into on commercial terms and expires in March 2009.

During the year, sales of individual pearls of small quantities were made to some staff and Directors on normal commercial terms.

Aggregate amounts of each of the above types of other transactions with key management personnel of the Consolidated Entity are:

	CONSOLIDATED	
	2006	2005
	$	$
Amounts recognised as expense		
Royalty	134,221	150,820
Amounts recognised as liability		
Other Payables	92,197	60,820

ii. Subsidiaries

The Company purchased pearls to the value of $6,972,390 (2005 - $4,342,019) from its wholly owned controlled subsidiary PT Cendana Indopearls. These transactions are in the normal course of business. There were loans in place between the Company and its subsidiaries (refer Note 7).

27. REMUNERATION OF AUDITORS

During the year, the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	CONSOLIDATED		THE COMPANY	
	2006	2005	2006	2005
	$	$	$	$
a. Audit Services				
BDO - Audit and review of financial reports and other audit work under the Corporations Act 2001	42,581	34,342	42,581	34,342
Non BDO audit firms – Audit and review of financial reports of subsidiary in Indonesia	31,776	27,700	-	-
Total remuneration for audit services	74,357	62,042	42,581	34,342

	CONSOLIDATED		THE COMPANY	
	2006	2005	2006	2005
	$	$	$	$
27. REMUNERATION OF THE AUDITORS (CONT)				
b. Taxation Services				
BDO - International tax consulting and tax advice on offshore structure	7,460	-	7,460	-
Non BDO audit firms – Tax advice in relation to compliance audit in Indonesia	-	14,764	-	-
	7,460	14,764	7,460	-
c. Advisory Services				
BDO - Review of financial report relating to compliance in the USA	11,167	8,085	11,167	8,085

28. SEGMENT REPORTING

(a) Business Segment (Primary Reporting)

The economic entity operates predominantly in the pearling industry in the geographic regions of Australia and Indonesia. Unallocated items represent amounts that do not directly relate to the pearling activities.

(b) Geographical Segment (Secondary Reporting)

	Indonesia $	Australia $	Eliminations $	Total $
2006				
Revenue				
External segment revenue	729,947	11,960,449	-	12,690,396
Inter-segment revenue	6,972,390	-	(6,972,390)	-
Total segment revenue	7,702,337	11,960,449	(6,972,390)	12,690,396
Other unallocated revenue	228,046	432,289	(125,002)	535,333
Total revenue				13,225,729
Result				
Segment result	1,083,050	4,331,325	(200,227)	5,214,148
Unallocated corporate (expenses)/revenue	272,551	(1,193,375)	(125,002)	(1,045,827)
Profit from ordinary activities before income tax				4,168,321
Income tax expense				(932,755)
Net profit				3,235,566
Depreciation and amortisation of segment assets	47,160	14,524	-	61,684
Other non-cash segment expenses	119,681	12,753	-	132,434
Assets				
Segment assets	12,890,193	3,522,246	(264,335)	16,148,105
Unallocated corporate assets	3,439,870	3,457,329	(523,637)	6,373,560
Consolidated total assets	16,330,063	6,979,577	(787,972)	22,521,665
Liabilities				
Segment liabilities	(242,048)	(276,267)	-	(518,315)
Unallocated corporate liabilities	(3,322,528)	(481,824)	-	(3,804,352)
Consolidated total liabilities	(3,564,575)	(758,093)	-	(4,322,667)
Acquisitions of non-current segment assets	910,487	-	-	910,487
Unallocated acquisitions of non-current assets	-	20,314	-	20,314
				930,801

29. SEGMENT REPORTING (CONT.)

(b) Geographical (continued)

	Indonesia $	Australia $	Eliminations $	Total $
2005				
Revenue				
External segment revenue	600,714	9,129,490	-	9,730,204
Inter-segment revenue	4,715,110	-	(4,715,110)	-
Total segment revenue	5,315,824	9,129,490	(4,715,110)	9,730,204
Other unallocated revenue	267,600	(149,190)	(756)	117,655
Total revenue				9,847,859
Result				
Segment result	907,442	3,327,394	(364,171)	3,870,665
Unallocated corporate (expenses)/revenue	(228,613)	(1,285,171)	(756)	(1,514,539)
Profit from ordinary activities before income tax				2,356,126
Income tax expense				(295,539)
Net profit				2,060,587
Depreciation and amortisation of segment assets	24,689	10,382	-	35,072
Other non-cash segment expenses	58,173	(23,959)	-	34,214
Assets				
Segment assets	12,664,025	4,593,975	(201,887)	17,056,113
Unallocated corporate assets	1,784,829	5,669,422	-	7,454,251
Consolidated total assets	14,448,854	10,263,397	(201,887)	24,510,364
Liabilities				
Segment liabilities	(219,504)	(80,527)	-	(300,031)
Unallocated corporate liabilities	(1,968,777)	(4,607,917)	-	(6,576,697)
Consolidated total liabilities	(2,188,281)	(4,688,444)	-	(6,876,728)
Acquisitions of non-current segment assets	856,096	-	-	856,096
Unallocated acquisitions of non-current assets	-	4,294	-	4,294
				860,390

29. ECONOMIC DEPENDENCY

The company's pearls are sold by private treaty sales through a distribution arrangement with Pearlautore International Pty Ltd in Sydney. Pearls are sold to a number of wholesale customers with a wide geographic spread.

All of the company's pearls are purchased from its wholly owned subsidiary PT Cendana Indopearls.

30. SUBSIDIARIES

	Class of shares	Percentage owned 2006	Percentage owned 2005	Place of incorporation	Book value of Company's investment 2006 $	Book value of Company's investment 2005 $
Sharcon Pty Ltd	Ord	100%	100%	Australia	-	-
Tansim Pty Ltd	Ord	100%	100%	Australia	-	-
P.T. Cendana Indopearls	Ord	100%	100%	Indonesia	8,507	-
					8,507	-

The ultimate parent entity, Atlas South Sea Pearl Limited, is incorporated in Australia.

31. FINANCIAL INSTRUMENTS

The group's financial instruments consist mainly of deposits with banks, accounts receivable and payable, loans to and from subsidiaries and derivative instruments for the purpose of hedging foreign exchange movements that relate to the company's revenue and expenditure. The financial derivatives include forward exchange and currency option contracts. The group does not speculate in the trading of derivative instruments.

(a) Treasury Risk Management

Treasury risk management strategies are reviewed by the Board from time to time. Interest rate and exchange rate exposure are managed through strategies which are set in the context of the most recent economic conditions and forecasts.

(b) Financial Risk Management

The main risks the group is exposed to through its financial instruments are foreign currency risk, liquidity risk, credit risk and price risk.

Foreign currency risk –

The group is exposed to fluctuations in foreign currencies arising from the sale of pearls (predominantly in Japanese Yen) and the purchase of goods and services (predominantly in Indonesian Rupiah).

Liquidity risk –

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

31 FINANCIAL INSTRUMENTS (Cont)

Credit risk –

The maximum exposure to credit risk at balance date to financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the balance sheet and notes to the financial statements. The economic entity is exposed to credit risk as a result of undertaking most of its trade with a single customer, being Pearlautore International. Pearls are sold for the Company with a large number of clients but all receivables are underwritten by Pearlautore International.

Price risk –

The group is exposed to fluctuations in pearl prices. This product is not traded as a commodity on an open market and as such, the price risk cannot be hedged.

(c) Financial Instruments

Derivative financial instruments –

Derivative financial instruments are used by the economic entity to hedge exposure to exchange risk associated with foreign currency receivables and payables. The group enters into forward exchange contracts and option contracts to buy and sell specified amounts of foreign currencies in the future at specified exchange rates. The objective of entering into derivative contracts is to protect the economic entity against unfavourable exchange rate movements for both the contracted and future sales and purchases undertaken in foreign currencies.

At balance date, the details of outstanding forward exchange contracts are:

	2006	2005	2006	2005
	Weighted average rate		AUD	AUD
Sell Japanese Yen				
Not later than one year	-	84.60	-	3,566,985
Buy Indonesian Rupiah				
Not later than one year	7,223	7,623	3,000,000	1,600,000

(d) Interest Rate Risk –

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial asset and financial liability is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity

31 FINANCIAL INSTRUMENTS (Cont)

	Note	Weighted average interest rate	Floating interest rate	Fixed interest rate maturing in 1 year or less	Non interest bearing	Total
		%	$	$	$	$
2006						
Financial Assets						
Cash	6	2.72	1,519,018	1,079,193	33,768	2,631,979
Receivables	7	0.00	-	-	2,923,298	2,923,298
			1,519,018	1,079,193	2,957,066	5,555,277
Financial Liabilities						
Payables	13	0.00	-	-	(331,557)	(331,557)
			-	-	(331,557)	(331,557)
Net Financial Asset/(Liabilities)			1,519,018	1,079,193	2,625,509	5,223,720

	Note	Weighted average interest rate	Floating interest rate	Fixed interest rate maturing in 1 year or less	Non interest bearing	Total
		%	$	$	$	$
2005						
Financial Assets						
Cash	6	4.53	639,787	815,107	20,586	1,475,480
Receivables	7	0.00	-	-	4,301,652	4,301,652
			639,787	815,107	4,322,238	5,777,132
Financial Liabilities						
Payables	13	0.00	-	-	(682,975)	(682,975)
			-	-	(682,975)	(682,975)
Net Financial Asset/(Liabilities)			639,787	815,107	3,639,263	5,094,157

Payables as shown at note 13 include employee provisions of $223,352 (2005 - $66,611) which are not included as part of financial instruments.

31 FINANCIAL INSTRUMENTS (Cont)

(e) Net fair values –

The net fair values of:

- Term receivables are determined by discounting the cash flows, at market interest rates of similar securities, to their present value;
- Unlisted investments where there is no organised financial market, the net fair value is based on reasonable estimation of the underlying net assets or discounted cash flow of the investment;
- Other loans and amounts due are determined by discounting the cash flows, at market interest rates of similar borrowings, to their present value;
- Forward exchange contracts and option contracts are the recognised unrealised gain or loss at balance date determined from the current forward exchange rates for contracts with similar maturities.

No financial assets and financial liabilities are readily traded on organised markets in standardised form other than listed investments, forward exchange contracts and currency option contracts. Financial assets where the carrying amount exceeds the net fair values have not been written down as the economic entity intends to hold these assets to maturity.

32. CHANGE IN ACCOUNTING POLICIES

The company has early adopted AASB 2007-1 in relation to AASB 2 – *Group and Treasury Share Transactions*. This interpretation deals with the accounting for shares issued by a company to employees of a subsidiary of the company.

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the economic entity for the annual reporting period ending 31 December 2006. These are outlined in the table below:

Reference	Title	Summary	Application Date of Standard	Impact on Economic entity's financial report
AASB 2005-10	Amendment to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amendments arise from the release in August 2005 of AASB 7 *Financial Instruments: Disclosures*	1-Jan-07	AASB 7 is a disclosure statement so will have no impact on the amounts included in the Economic entity's financial statements. The amendments will result in changes to the financial instruments and share capital disclosure included in the Economic entity's financial report.
AASB2007-2	Amendments to Australian Accounting Standards arising from AASB Interpretation 12 [AASB 1, AASB 117, AASB 118, AASB 120, AASB 121, AASB 127, AASB 131 & AASB 139]	Amendments arising from AASB Interpretation 12 *Service Concession Agreements*	1-Jan-08	AASB Interpretation 12 is a disclosure statement so will have no impact on the amounts included in the Economic entity's financial statements. The amendments will result in changes to the financial instruments and share capital disclosure included in the Economic entity's financial report.

32 CHANGE IN ACCOUNTING POLICIES (Cont)

Reference	Title	Summary	Application Date of Standard	Impact on Economic entity's financial report
AASB2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amendments arising from the release in February 2007 of AASB 8 *Operating Segments*. AASB 8 supersedes AASB 14 *Segment Reporting*	1-Jan-09	AASB Interpretation 12 is a disclosure statement so will have no impact on the amounts included in the Economic entity's financial statements. The amendments will result in changes to the financial instruments and share capital disclosure included in the Economic entity's financial report.
AASB 7	Financial Instruments: Disclosures	New Standard replacing disclosure requirements of AASB 132	1-Jan-07	As above.
AASB 101	Presentation of Financial Statements	Replaces the previous Illustrative Financial Statement Structure and provides directives on the content required for Financial Reports of disclosing entities.	1-Jan-07	The amendments will result in changes to the disclosure included in the Economic entity's financial report.
AASB 4	Insurance Contracts	Not applicable	1-Jan-07	Not applicable
AASB 117	Leases	Not applicable as the economic entity has not entered into any leases	1-Jan-07	Not applicable
AASB 1023	General Insurance Contracts	Not applicable because the economic entity does not have any insurance contracts that are covered by this standard	1-Jan-07	Not Applicable
AASB 1038	Life Insurance Contracts	Not applicable because the economic entity does not have any insurance contracts that are covered by this standard	1-Jan-07	Not Applicable
AASB 1049	Financial Reporting of General Government Sectors by Government	Not applicable	1-Jul-08	Not Applicable

33. POST BALANCE DATE EVENTS

Subsequent to the balance date, the company has bought back a further 367,390 shares for a total consideration of $155,947.

The Remuneration Committee has approved the allocation of an additional 1,200,000 shares to employees under the existing Employee Share Plan.

DECLARATION BY DIRECTORS

The Directors of the Company declare that:

(a) the financial statements comprising the income statement, balance sheet, cashflow statement, statement of changes in equity and accompanying notes are in accordance with the Corporations Act 2001 and :

(i) give a true and fair view of the financial position as at 31 December 2006 and the performance for the year ended on that date of the Company and the consolidated entity; and

(ii) comply with Accounting Standards and the Corporations Regulations 2001; and

(b) the Chief Executive Officer and Chief Financial Officer have each declared that:

(i) the financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

(ii) the financial statements and notes for the financial year comply with the Accounting Standards;

(iii) the financial statements and notes for the financial year give a true and fair view; and

(iv) a copy of the declaration by the Chief Executive Officer and the Chief Financial Officer has been given to the directors as required by section 295A of the Corporations Act 2001.

(c) at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors

G.R.W. Snow
Chairman

28th March 2007

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF ATLAS SOUTH SEA PEARL LIMITED

SHAREHOLDER IFORMATION

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this report is set out below.

Shareholdings (as at 7th March 2007)

Substantial shareholders

The number of shares held by substantial shareholders and their associates are set out below:

Shareholder	Ordinary shares	Percentage of Capital Held
Dampier Investment Group *	14,384,556	16.48%

* Includes shares held in trust by Invia Custodian Pty Limited for Dampier Investments Pty Ltd, Dampier Superannuation and Tempest Pty Ltd.

Voting rights

Ordinary shares

Refer to note 17

Distribution of shareholders – Ordinary Shares

Category	Number of holders
1 - 1,000	134
1,001 – 5,000	661
5,001 – 10,000	484
10,001 – 100,000	895
100,001 and over	108
	2,282

Number holdings less than a marketable parcel	145

Twenty largest shareholders

	Number of ordinary shares held	Percentage of capital held
Invia Custodian Pty Limited <Dampier Investments Pty Ltd>	12,340,528	13.84
ANZ Nominees Ltd	4,394,744	4.93
C & B Carr	2,000,000	2.24
Arrow Pearl Co Pty Ltd	1,952,934	2.19
Invia Custodian Pty Limited <Tempest Pty Ltd>	1,794,028	2.01
Dorran Pty Ltd	1,750,000	1.96
Pearlautore International Pty Ltd	1,107,669	1.24
Capital Property Finance Pty Ltd	1,016,464	1.14

Twenty largest shareholders (cont)

	Number of ordinary shares held	Percentage of capital held
J R & T C Stuart	1,008,102	1.13
Forbar Custodians Limited	844,534	0.95
A.M. Van Der Steeg	794,906	0.89
SP & K Birkbeck Holdings Pty Ltd	790,000	0.88
FNZ Custodians Limited	770,770	0.86
L.J. Keyter	750,100	0.84
Flinside Pty Ltd	735,910	0.83
S.A.R. Hoogenberg	650,000	0.73
Tenalga Pty Ltd	650,000	0.73
Citicorp Nominees Pty Ltd	631,535	0.71
Nejeka Pty Ltd	600,000	0.67
Tamariki Holdings Pty Ltd	600,000	0.67
	35,182,224	39.47

Total number of shares on issue 89,143,280 (as at 7th March 2007)

Included in the shares on issue are 2,150,000 shares which are held in trust under the Employee Share Plan. 1,075,000 of these shares will be vested to the employees if they remain employed by the company on 29th May 2008 and the remaining 1,075,000 shares will be vested to the employees if they remain employed by the company on 29th May 2009. The debt owed by the employees to the company for the purchase of these shares must be repaid in full before ownership of the shares can be transferred to the employees.

Other information
Atlas South Sea Pearl Limited, incorporated and domiciled in Australia, is a publicly company listed on the Australian Stock Exchange and the Nasdaq Stock Exchange. The company's home exchange in Australia is Perth.

There is currently an on-market buyback of the Company's shares in place.

Company Secretary
Simon Adams, B.Bus, M.Acc, A.C.I.S

Registered Office
43 York Street
Subiaco
Western Australia 6008

Telephone: +61 8 9380 9444
Facsimile: +61 8 9380 9970

Share Registry
Computershare
Level 2, 45 St George's Terrace
Perth
Western Australia 6000

Telephone: +61 8 9323 2000 or 1300 557 010 (from within Australia)
Facsimile: +61 8 9323 2033